Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-132747

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
100% Principal Protection Absolute Return Barrier Notes Linked to the S&P 500 Index	$34,783,490	$1,366.99
100% Principal Protection Absolute Return Barrier Notes Linked to the S&P 500 Index (Assymetric Barriers)	$7,794,250	$306.31
(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

PRICING SUPPLEMENT (To Prospectus dated March 27, 2006 and Prospectus Supplement dated December 20, 2007)

100% Principal Protection Absolute Return Barrier Notes

Investment Strategies for Uncertain Markets

UBS AG $34,783,490 Notes linked to the S&P 500® Index due July 29, 2009

UBS AG $7,794,250 Notes linked to the S&P 500® Index due July 29, 2009 (Asymmetric Barriers)

Investment Description

100% Principal Protection Absolute Return Barrier Notes (the “Notes”) are notes issued by UBS AG (“UBS”) linked to the performance of the S&P 500® Index (the “Underlying Index”). The Notes provide an opportunity to hedge your exposure to the stocks constituting the Underlying Index while benefiting from any moderately positive or moderately negative performance of the Underlying Index. If the Underlying Index never closes above the applicable Upper Index Barrier or below the applicable Lower Index Barrier on any trading day during the Observation Period, at maturity you will receive your principal plus a return equal to the absolute value of the return on the Underlying Index from the Trade Date to, and including, the Final Valuation Date. Otherwise, at maturity you will receive only your principal. Principal protection only applies if the Notes are held to maturity.

Features
☐	Hedging Opportunity — You have the potential to hedge your exposure to the constituent stocks of the Underlying Index while benefiting from any moderately positive or moderately negative performance over the 12-month term of the Notes.
☐	Potential for Equity-Linked Performance — If the Underlying Index never closes above the Upper Index Barrier or below the Lower Index Barrier during the Observation Period, you will receive an equity-based return that may exceed the return you could receive on traditional fixed income investments.
☐	Preservation of Capital — At maturity, you will receive a cash payment equal to at least 100% of your principal.
☐	Diversification — The Notes provide diversification within the equity portion of your portfolio through exposure to the S&P 500® Index.

Key Dates

Trade Date	July 28, 2008
Settlement Date	July 31, 2008
Final Valuation Date*	July 24, 2009
Maturity Date*	July 29, 2009
*	Subject to postponement in the event of a market disruption event as defined in the PPARN product supplement.
Notes Offered

These terms relate to two separate issuances of 100% Principal Protection Absolute Return Barrier Notes linked to the S&P 500® Index. You may participate in one or both of the issuances. Each issuance of Notes is linked to the S&P 500® Index with a specified Upper Index Barrier and Lower Index Barrier. Because the Upper Index Barrier and Lower Index Barrier will be different for each issuance of Notes, the performance of each issuance of Notes will not depend on the performance of the other issuance of Notes. Each Note is offered at a minimum investment of $1,000 in denominations of $10 and integral multiples of $10 in excess thereof.

Underlying Index	Upper Index Barrier	Lower Index Barrier	Index Starting Level	CUSIP	ISIN
S&P 500® Index	Index Starting Level x (1 + 17.20%) = 1446.68	Index Starting Level x (1 - 17.20%) = 1022.06	1234.37	902644863	US9026448632
S&P 500® Index (Asymmetric Barriers)	Index Starting Level x (1 + 21.76%) = 1502.97	Index Starting Level x (1 - 10.00%) = 1110.93	1234.37	902644871	US9026448715

See “Additional Information about UBS and the Notes” on page 2. The Notes will have the terms set forth in the 100% Principal Protection Absolute Return Barrier Notes (“PPARN”) product supplement relating to the Notes, the accompanying prospectus and this pricing supplement. The specific terms described for each offering of the Notes in this pricing supplement will govern application of the general terms described in the product supplement relating to the Notes and the accompanying prospectus. See “Key Risks” on page 6 and the more detailed “Risk Factors” beginning on page PS-10 of the PPARN product supplement relating to the Notes for risks related to an investment in the Notes. The Upper Index Barrier and Lower Index Barrier feature limits your appreciation potential. If the Underlying Index closes above the Upper Index Barrier or below the Lower Index Barrier on any single trading day during the Observation Period, you will only receive your principal if the Notes are held to maturity.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this pricing supplement, or the accompanying product supplement or prospectus. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of UBS AG and are not FDIC insured.

Offering of Notes	Price to Public		Underwriting Discount		Proceeds to UBS AG
	Total	Per Note	Total	Per Note	Total	Per Note
S&P 500® Index	$34,783,490	$10.00	$434,794	$0.125	$34,348,696	$9.875
S&P 500® Index (Asymmetric Barriers)	$7,794,250	$10.00	$97,428	$0.125	$7,696,822	$9.875

UBS Financial Services Inc.	UBS Investment Bank

Pricing Supplement dated July 28, 2008

Additional Information about UBS and the Notes

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the Notes and an index supplement for various securities we may offer, including the Notes) with the Securities and Exchange Commission, or SEC, for the offerings to which this pricing supplement relates. Before you invest, you should read these documents and any other documents relating to the Notes that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC Web site is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 800-657-9836.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	PPARN product supplement dated December 20, 2007:

http://www.sec.gov/Archives/edgar/data/1114446/000139340107000349/v094670_69071-424b2.htm

♦	Index supplement dated August 27, 2007:

http://www.sec.gov/Archives/edgar/data/1114446/000139340107000087/v085367_debtsec-prosup.htm

♦	Prospectus dated March 27, 2006:

http://www.sec.gov/Archives/edgar/data/1114446/000095012306003728/y17280ae424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, “100% Principal Protection Absolute Return Barrier Notes” or the “Notes” refer to the Notes that are offered hereby. Also, references to the “PPARN product supplement” mean the UBS product supplement, dated December 20, 2007, references to the “index supplement” means the UBS index supplement, dated August 27, 2007 and references to “accompanying prospectus” mean the UBS prospectus, dated March 27, 2006.

Investor Suitability

The Notes may be suitable for you if:

♦	You seek a 12-month investment with a return linked to the absolute return of the Underlying Index.
♦	You seek an investment that offers full (100%) principal protection on the Notes when held to maturity.
♦	You believe that any appreciation or depreciation in the Underlying Index over the Observation Period is unlikely to exceed on any trading day the Upper or Lower Index Barrier, the maximum gain on the Notes at maturity.
♦	You do not seek current income from this investment.
♦	You are willing to hold the Notes to maturity, and you are aware that there may be little or no secondary market for the Notes.

The Notes may not be suitable for you if:

♦	You believe that any appreciation or depreciation in the Underlying Index over the Observation Period is likely to exceed on any trading day the Upper or Lower Index Barrier.
♦	You are unable or unwilling to hold the Notes to maturity.
♦	You seek an investment with uncapped return potential.
♦	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.
♦	You seek current income from your investments.
♦	You seek an investment for which there will be an active secondary market.

Common Terms for Each Offering of the Notes

Issuer	UBS AG, Jersey Branch
Principal Amount per Note	$10.00
Term	12 months
Payment at Maturity (per Note)	If the Underlying Index never closes above the Upper Index Barrier or below the Lower Index Barrier on any single trading day during the Observation Period, you will receive your principal plus an amount based on the Absolute Index Return, calculated as follows:
$10.00 + ($10.00 × Absolute Index Return).
If the Underlying Index closes either above the Upper Index Barrier or below the Lower Index Barrier on any single trading day during the Observation Period, you will receive $10.00 (zero return).
Absolute Index Return	Absolute value of: Index Ending Level – Index Starting Level Index Starting Level
Index Starting Level	The closing level of the Underlying Index on the Trade Date
Index Ending Level	The closing level of the Underlying Index on the Final Valuation Date
Observation Period	The period starting on, and including, the Trade Date and ending on, and including, the Final Valuation Date
Upper Index Barrier	See Specific Terms for Each Offering of Notes
Lower Index Barrier	See Specific Terms for Each Offering of Notes
Specific Terms for Each Offering of Notes

Offering of Notes	Upper Index Barrier	Lower Index Barrier
S&P 500® Index	Index Starting Level x (1 + 17.20%) = 1446.68	Index Starting Level x (1 - 17.20%) = 1022.06
S&P 500® Index (Asymmetric Barriers)	Index Starting Level x (1 + 21.76%) = 1502.97	Index Starting Level x (1 - 10%) = 1110.93

Determining Payment at Maturity

You will receive a cash payment at maturity equal to the principal amount of your Notes or $10.00 per Note.

The Upper and Lower Index Barrier feature limits your appreciation potential. If the Underlying Index closes above the Upper Index Barrier or below the Lower Index Barrier on any single trading day during the Observation Period, you will receive only your principal.

Hypothetical Examples and Return Table of the Notes at Maturity

The following examples and table illustrate the payment at maturity for a $10.00 Note on a hypothetical offering of the Notes, with the following assumptions:

Principal Amount:	$10.00
Index Starting Level:	1234.37
Principal Protection:	100% at maturity
Term:	12 months
Upper Index Barrier:	1446.68, which is 17.20% above the Index Starting Level
Lower Index Barrier:	1022.06, which is 17.20% below the Index Starting Level
Observation Period:	The period starting on, and including, the Trade Date and ending on, and including, the Final Valuation Date

Example 1 — If the return on the Underlying Index over the Observation Period is 15% and the Underlying Index never closed above the Upper Index Barrier or below the Lower Index Barrier on any trading day during the Observation Period, investors would receive at maturity the principal amount of each Note plus a payment equal to 100% of the Absolute Index Return, as set forth below:

Payment at maturity per $10.00 Note principal amount	=	$10.00 + ($10.00 × (Absolute Index Return))
	=	$10.00 + ($10.00 × (100% × 15%))
	=	$11.50

Example 2 — If the return on the Underlying Index over the Observation Period is -15% and the Underlying Index never closed above the Upper Index Barrier or below the Lower Index Barrier on any trading day during the Observation Period, investors would receive at maturity the principal amount of each Note plus a payment equal to 100% of the Absolute Index Return, as set forth below:

Payment at maturity per $10.00 Note principal amount	=	$10.00 + ($10.00 × (Absolute Index Return))
	=	$10.00 + ($10.00 × (100% × 15%))
	=	$11.50

Example 3 — If the Underlying Index closed above the Upper Index Barrier or below the Lower Index Barrier on any trading day during the Observation Period, investors would receive $10.00 at maturity for each Note (a 0.0% total return) regardless of the return on the Underlying Index during the Observation Period.

Hypothetical Return Table of the Notes at Maturity

		No Index Closing Outside Upper or Lower Index Barrier**			An Index Closing Outside Upper or Lower Index Barrier***
Index Ending Level	Index Return	Additional Amount at Maturity ($)*	Payment at Maturity ($)*	Return on Note (%)*	Additional Amount at Maturity ($)	Payment at Maturity ($)	Return on Note
2468.74	100%	N/A	N/A	N/A	$0.00	$10.00	0.00%
2221.87	80%	N/A	N/A	N/A	$0.00	$10.00	0.00%
1974.99	60%	N/A	N/A	N/A	$0.00	$10.00	0.00%
1728.12	40%	N/A	N/A	N/A	$0.00	$10.00	0.00%
1446.68	17.20%	$1.72	$11.72	17.20%	$0.00	$10.00	0.00%
1419.53	15%	$1.50	$11.50	15.00%	$0.00	$10.00	0.00%
1357.81	10%	$1.00	$11.00	10.00%	$0.00	$10.00	0.00%
1296.09	5%	$0.50	$10.50	5.00%	$0.00	$10.00	0.00%
1234.37	0%	$0.00	$10.00	0.00%	$0.00	$10.00	0.00%
1172.65	-5%	$0.50	$10.50	5.00%	$0.00	$10.00	0.00%
1110.93	-10%	$1.00	$11.00	10.00%	$0.00	$10.00	0.00%
1049.21	-15%	$1.50	$11.50	15.00%	$0.00	$10.00	0.00%
1022.06	-17.20%	$1.72	$11.72	17.20%	$0.00	$10.00	0.00%
740.62	-40%	N/A	N/A	N/A	$0.00	$10.00	0.00%
493.75	-60%	N/A	N/A	N/A	$0.00	$10.00	0.00%
246.87	-80%	N/A	N/A	N/A	$0.00	$10.00	0.00%
0.00	-100%	N/A	N/A	N/A	$0.00	$10.00	0.00%
*	Percentages have been rounded for ease of analysis
**	Calculation assumes that the Index never closes above the Upper Index Barrier or below the Lower Index Barrier on any single day during the Observation Period
***	Calculation assumes that the Index closes above the Upper Index Barrier or below the Lower Index Barrier on any single day during the Observation Period

Hypothetical Examples and Return Table of the Notes at Maturity (Asymmetric Barriers)

The following examples and table illustrate the payment at maturity for a $10.00 Note on a hypothetical offering of the Notes, with the following assumptions:

Principal Amount:	$10.00
Index Starting Level:	1234.37
Principal Protection:	100% at maturity
Term:	12 months
Upper Index Barrier:	1502.97, which is 21.76% above the Index Starting Level
Lower Index Barrier:	1110.93, which is 10.00% below the Index Starting Level
Observation Period:	The period starting on, and including, the Trade Date and ending on, and including, the Final Valuation Date

Example 1 — If the return on the Underlying Index over the Observation Period is 15% and the Underlying Index never closed above the Upper Index Barrier or below the Lower Index Barrier on any trading day during the Observation Period, investors would receive at maturity the principal amount of each Note plus a payment equal to 100% of the Absolute Index Return, as set forth below:

Payment at maturity per $10.00 Note principal amount	=	$10.00 + ($10.00 × (Absolute Index Return))
	=	$10.00 + ($10.00 × (100% × 15%))
	=	$11.50

Example 2 — If the return on the Underlying Index over the Observation Period is -5% and the Underlying Index never closed above the Upper Index Barrier or below the Lower Index Barrier on any trading day during the Observation Period, investors would receive at maturity the principal amount of each Note plus a payment equal to 100% of the Absolute Index Return, as set forth below:

Payment at maturity per $10.00 Note principal amount	=	$10.00 + ($10.00 × (Absolute Index Return))
	=	$10.00 + ($10.00 × (100% × 5%))
	=	$10.50

Example 3 — If the Underlying Index closed above the Upper Index Barrier or below the Lower Index Barrier on any trading day during the Observation Period, investors would receive $10.00 at maturity for each Note (a 0.0% total return) regardless of the return on the Underlying Index during the Observation Period.

Hypothetical Return Table of the Notes at Maturity

		No Index Closing Outside Upper or Lower Index Barrier**			An Index Closing Outside Upper or Lower Index Barrier***
Index Ending Level	Index Return	Additional Amount at Maturity ($)*	Payment at Maturity ($)*	Return on Note (%)*	Additional Amount at Maturity ($)	Payment at Maturity ($)	Return on Note
2468.74	100%	N/A	N/A	N/A	$0.00	$10.00	0.00%
2221.87	80%	N/A	N/A	N/A	$0.00	$10.00	0.00%
1974.99	60%	N/A	N/A	N/A	$0.00	$10.00	0.00%
1728.12	40%	N/A	N/A	N/A	$0.00	$10.00	0.00%
1502.97	21.76%	$2.18	$12.18	21.76%	$0.00	$10.00	0.00%
1419.53	15%	$1.50	$11.50	15.00%	$0.00	$10.00	0.00%
1357.81	10%	$1.00	$11.00	10.00%	$0.00	$10.00	0.00%
1296.09	5%	$0.50	$10.50	5.00%	$0.00	$10.00	0.00%
1234.37	0%	$0.00	$10.00	0.00%	$0.00	$10.00	0.00%
1172.65	-5%	$0.50	$10.50	5.00%	$0.00	$10.00	0.00%
1110.93	-10.00%	$1.00	$11.00	10.00%	$0.00	$10.00	0.00%
1049.21	-15%	N/A	N/A	N/A	$0.00	$10.00	0.00%
965.77	-22%	N/A	N/A	N/A	$0.00	$10.00	0.00%
740.62	-40%	N/A	N/A	N/A	$0.00	$10.00	0.00%
493.75	-60%	N/A	N/A	N/A	$0.00	$10.00	0.00%
246.87	-80%	N/A	N/A	N/A	$0.00	$10.00	0.00%
0.00	-100%	N/A	N/A	N/A	$0.00	$10.00	0.00%
*	Percentages have been rounded for ease of analysis
**	Calculation assumes that the Index never closes above the Upper Index Barrier or below the Lower Index Barrier on any single day during the Observation Period
***	Calculation assumes that the Index closes above the Upper Index Barrier or below the Lower Index Barrier on any single day during the Observation Period

Key Risks

An investment in the Notes involves significant risks. Some of the risks that apply to the Notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section of the PPARN product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

♦	Principal protection only if you hold the Notes to maturity — You should be willing to hold your Notes to maturity. You will be entitled to receive at least the full principal amount of your Notes only if you hold your Notes to maturity. The market value of the Notes may fluctuate between the date you purchase them and the Final Valuation Date. If you sell your Notes in the secondary market prior to maturity, you may have to sell them at a loss.
♦	Market risk — The return on the Notes, if any, is linked to the performance of the Underlying Index and will depend on whether the Underlying Index closes above the Upper Index Barrier or below the Lower Index Barrier on any single trading day during the Observation Period. You will receive no more than the full principal amount of your Notes if the Underlying Index closes above the Upper Index Barrier or below the Lower Index Barrier on any single trading day during the Observation Period.
♦	The Upper Index Barrier and Lower Index Barrier Limit Your Potential Return — The appreciation potential of the Notes is limited to the applicable Upper Index Barrier, if the Underlying Index appreciates, and to the applicable Lower Index Barrier, if the Underlying Index depreciates, regardless of the performance of the Underlying Index.
♦	No interest or dividend payments — You will not receive any periodic interest payments on the Notes and you will not receive any dividend payments or other distributions on the securities included in the Underlying Index.
♦	Credit of UBS — An investment in the Notes is subject to the credit risk of UBS, and the actual and perceived creditworthiness of UBS may affect the market value of the Notes.
♦	There may be little or no secondary market for the Notes — The Notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market will develop for the Notes. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the Notes, although they are not required to do so and may stop making a market at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial discount.
♦	Owning the Notes is not the same as owning the applicable index or basket indices — The return on your Notes may not reflect the return you would realize if you actually owned the applicable index or basket indices. For instance, you will not receive or be entitled to receive any dividend payments or other distributions over the life of the Notes.
♦	Price prior to maturity — The market price of the Notes will be influenced by many factors including the level or price of the Underlying Index, volatilities, dividends, the time remaining to maturity of the Notes, interest rates, geopolitical conditions and economic, political, financial and regulatory or judicial events, and the creditworthiness of UBS. The principal protection and potential Absolute Index Return will only apply at maturity, and the market price of the Notes prior to maturity will not directly correspond with the absolute return of the Underlying Index.
♦	Impact of fees on secondary market prices — Generally, the price of the Notes in the secondary market is likely to be lower than the initial public offering price since the issue price included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Notes.
♦	Potential UBS impact on price — Trading or transactions by UBS or its affiliates in the Underlying Index and/or over-the-counter options, futures or other instruments with returns linked to the performance of the Underlying Index, may adversely affect the market price of the Underlying Index and, therefore, the market value of the Notes.
♦	Potential conflict of interest — UBS and its affiliates may engage in business with the issuers of the stocks comprising the Underlying Index, which may present a conflict between the obligations of UBS and you, as a holder of the Notes. The calculation agent, an affiliate of the Issuer, will determine the Index Ending Level and payment at maturity based on observed levels of the Underlying Index in the market. The calculation agent can postpone the determination of the Index Ending Level or the maturity date if a market disruption event occurs and is continuing on the Final Valuation Date.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes. Any such research, opinions or recommendations could affect the value of the Underlying Index or the stocks included in such index, and therefore the market value of the Notes.

The Standard and Poor’s 500® Index

The Standard and Poor’s 500® Index is published by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. As discussed more fully in the index supplement under the heading “Underlying Indices and Underlying Index Publishers – S&P 500® Index,” the Underlying Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the Underlying Index is based on the relative value of the aggregate market value of the common stock of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies comprise the Underlying Index, with the number of companies included in each group as of July 25, 2008 indicated below: Consumer Discretionary (84); Consumer Staples (41); Energy (39); Financials (88); Health Care (52); Industrials (55); Information Technology (72); Materials (29); Telecommunications Services (9); and Utilities (31).

The graphs below illustrate the performance of the Underlying Index from 03/31/98 to 07/28/08, as well as the Upper and Lower Index Barriers assuming an Index Starting Level of 1234.37, which was the closing level of the Underlying Index on July 28, 2008.

The graph below illustrates, for the S&P 500® Notes, Upper and Lower Index Barriers that are 17.20% above or below, respectively, the Index Starting Level.

The graph below illustrates, for the S&P 500® Notes (Asymmetric Barriers), an Upper Index Barrier that is 21.76% above the Index Starting Level and a Lower Index Level that is 10.00% below the Index Starting Level.

Source: Bloomberg L.P.
Historical levels of the Underlying Index should not be taken as an indication of future performance.

What are the tax consequences of the Notes?

Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Supplemental U.S. Tax Considerations” in the attached PPARN product supplement. As described on page PS-26 of the PPARN product supplement, it applies to you only if you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules.

Because of the possibility that the payment at maturity could be temporarily deferred upon the occurrence of a market disruption event, the Notes may be treated as either long-term or short-term debt for U.S. federal income tax purposes. Our tax counsel, Sullivan & Cromwell LLP, is of the opinion that the Notes should be treated as contingent short-term debt for United States federal income tax purposes and the treatment described below is a reasonable treatment of your Notes for United States federal income tax purposes. Except as otherwise noted, the discussion below assumes the Notes will be treated as such.

Initial Purchasers.  The Notes should be treated as debt for U.S. federal income tax purposes. Accordingly, if you are an initial purchaser of Notes, you should recognize ordinary income, if any, upon the maturity of your Notes in an amount equal to the excess, if any, of the amount you receive with respect to your Notes at such time over the amount you paid for your Notes.

Upon a sale or exchange of your Notes, you should recognize gain or loss in an amount equal to the difference between the amount you paid for your Notes and the amount received by you upon such sale or exchange. Any gain or loss you recognize upon such a sale or exchange should be short-term capital gain or loss, unless you sell or exchange your notes between the Final Valuation Date and the Maturity Date, in which case any gain that you recognize should generally be treated as ordinary income and any loss that you recognize should be a short-term capital loss. The deductibility of capital losses is subject to limitations.

Secondary Purchasers.  If you are a secondary purchaser of Notes, you should be treated in the same manner as described above with respect to initial purchasers except that (i) if you purchase your Notes at a discount from their principal amount and hold them until maturity, you should recognize a short-term capital gain upon the maturity of your Notes in respect of the difference between the principal amount of your Notes and the amount you paid for your Notes, and (ii) if you purchase your Notes at a discount from their principal amount and sell or exchange them between the Final Valuation Date and the Maturity Date, any gain that you recognize upon such sale should be treated as a short-term capital gain to the extent that such gain does not exceed the difference between the principal amount of your Notes and the amount you paid for your Notes.

Alternatively, if your Notes were treated as long-term debt for U.S. federal income tax purposes (because of the possibility that the term of the Note could go beyond one year in the case of a market disruption event), they would be subject to the special rules governing contingent payment debt obligations as further discussed under the heading “Supplemental U.S. Tax Considerations” in the accompanying PPARN product supplement.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of March 31, 2008 (unaudited)	CHF	USD
	(in millions)
Debt
Debt issued(1)	386,575	389,198
Total Debt	386,575	389,198
Minority Interest(2)	6,310	6,353
Shareholders’ Equity	16,386	16,497
Total capitalization	409,271	412,048
(1)	Includes Money Market Paper and Medium Term Notes as per Balance Sheet position.
(2)	Includes Trust preferred securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 1.00679 exchange rate in effect as of March 31, 2008).

Structured Product Categorization

To help investors identify appropriate Structured Products, UBS organizes its Structured Products, including the Notes, into four categories: Protection Strategies, Optimization Strategies, Performance Strategies and Leverage Strategies. The description below is intended to describe generally the four categories of Structured Products and the types of principal protection, if any, which may be offered on those products, but it should not be relied upon as a description of any particular Structured Product.

♦	Protection Strategies are structured to provide investors with a high degree of principal protection, periodic coupons or a return at maturity with the potential to outperform traditional fixed income instruments. These Structured Products are designed for investors with low to moderate risk tolerances.
♦	Optimization Strategies are structured to optimize returns or yield within a specified range. These Structured Products are designed for investors with moderate to high risk tolerances. Optimization Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Performance Strategies are structured to be strategic alternatives to index funds or ETFs or to allow efficient access to new markets. These Structured Products are designed for investors with moderate to high risk tolerances. Performance Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Leverage Strategies are structured to provide leveraged exposure to the performance of an underlying asset. These Structured Products are designed for investors with high risk tolerances.

“Partial protection”, if applicable, provides principal protection against a decline in the price or level of the underlying asset down to a specified threshold; investors will lose 1% of principal for every 1% decline in the price or level of the underlying asset below the specified threshold.

“Contingent protection”, if applicable, provides principal protection at maturity as long as the price or level of the underlying asset does not trade below a specified threshold; if the price or level of the underlying asset does decline below the specified threshold at any time during the term of the Notes, all principal protection is lost and the investor will have full downside exposure to the price or level of the underlying asset.

In order to benefit from any type of principal protection, investors must hold the Notes to maturity.

Classification of Structured Products into categories is for informational purposes only and is not intended to guarantee particular results or performance.

(1)	In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed to ensure that the stated term of the Notes remains the same.